Exhibit 99.1

Management’s Discussion and Analysis
For the Three-month and Six-month Periods Ended June 30, 2010

LABOPHARM INC.
Management’s Discussion and Analysis
For the Three-month and Six-month Periods Ended June 30, 2010

The following information should be read in conjunction with our unaudited interim consolidated financial statements as at June 30, 2010 and related notes thereto as well as the audited consolidated financial statements and Management’s Discussion and Analysis as at December 31, 2009 and related notes thereto. Our unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles [“Canadian GAAP”]. These differ in some respects from GAAP in the United States [“U.S. GAAP”]. A reconciliation to U.S. GAAP can be found in note 15 of our unaudited interim consolidated financial statements.  The Management’s Discussion and Analysis provides a review of the performance of the Company for the three-month and six-month periods ended June 30, 2010, as compared to the three-month and six-month periods ended June 30, 2009. This review was performed by management with information available as at August 11, 2010. Additional information relating to the Company, including its Annual Information Form, can be found on SEDAR on www.sedar.com.

Where we say “we”, “us”, “our”, or the “Company” we mean Labopharm Inc. and its subsidiaries and the proportionately consolidated entities in which we have an interest, unless otherwise indicated. All amounts are presented in thousands of Canadian dollars or other currencies, except per share data, unless otherwise indicated.

FORWARD-LOOKING STATEMENTS

Certain statements in this document are forward-looking and prospective. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “could”, “would”, “project”, “predict”, “potential”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Readers of this document are cautioned not to place undue reliance on our forward-looking statements as a number of factors could cause future results, conditions, actions or events to differ materially from the operating targets, expectations, estimates or intentions expressed in the forward-looking statements.

Factors that could cause actual results to differ materially include but are not limited to:

•	our plans to develop and commercialize product candidates and the timing of these development programs;
•	whether we will receive, and the timing and costs of obtaining, regulatory approvals;
•	clinical development of our products and product candidates, including the results of current and future clinical trials;
•	the benefits of our drug delivery technologies, products and product candidates as compared to others;

•	our ability to maintain and establish intellectual property rights in our drug delivery technologies, products and product candidates;
•	our need for additional financing and our estimates regarding our capital requirements and future revenues and profitability;
•	our estimates of the size of the potential markets for our products and product candidates;
•	our selection and licensing of products and product candidates;
•
our ability to attract marketing and distribution partners and collaborators with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts;

•
sources of revenues and anticipated revenues, including contributions from marketing and distribution partners and collaborators, product sales, license agreements and other collaborative efforts for the development and commercialization of products and product candidates;

•	our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly;
•	the rate and degree of market acceptance of our products;
•	the timing and amount of reimbursement for our products;
•	the success and pricing of other competing therapies that may become available;
•	our ability to hire and retain qualified employees;
•	the manufacturing capacity of our third-party manufacturers for our products and product candidates;
•
the ability of the joint venture with Gruppo Angelini to successfully market OLEPTRO™ in the United States, and the ability of the joint venture to finance its operations, generate acceptable financial returns, generate positive cash flows or make distributions; and

•	other risk factors discussed from time to time in our reports, public disclosure documents and other filings with the securities commissions in Canada and the United States.

A detailed list of the risks and uncertainties affecting us can be found in our Annual Information Form for the year ended December 31, 2009 filed on SEDAR.

The forward-looking statements we make in this Management’s Discussion and Analysis reflect our current views with respect to future events and are based upon what we believe are reasonable assumptions as at the date of this document. Except as required by law, we undertake no obligation and do not intend to update these forward-looking statements.

OVERVIEW

We are an international, specialty pharmaceutical company focused on optimizing the performance of existing drugs by incorporating our proprietary, advanced controlled-release technologies. Our first approved product, a once-daily formulation of the analgesic tramadol, is being commercialized internationally and we are continuing to pursue additional launches in other markets around the world. Our second product, OLEPTRO™, a novel once-daily formulation of trazodone (a serotonin antagonist reuptake inhibitor) for the treatment of major depressive disorder [“MDD”], which received regulatory approval from the United States Food and Drug Administration [“FDA”] in February 2010, was launched in the U.S. market in August 2010 through our joint venture with Gruppo Angelini [the “Joint Venture” or “Angelini Labopharm”]. We have also submitted OLEPTRO™ for regulatory approval in Canada. Furthermore, we have submitted an application for regulatory approval in certain countries in Europe for our third product, a twice-daily formulation that combines the analgesics tramadol and acetaminophen into a single tablet, and plan to pursue regulatory approval in other countries. We are also developing several abuse- and misuse-deterrent products based on our INTELLITAB™ technology platform. In addition, we have other products in development utilizing our CONTRAMID® or our POLYMERIC NANO-DELIVERY SYSTEMS™ [“PNDS™”] technologies.

Our novel once-daily formulation of trazodone, a serotonin antagonist reuptake inhibitor, is intended to provide a new treatment option for patients with MDD that addresses some of the issues associated with the use of existing antidepressants. Treating MDD with antidepressant medications is challenging for physicians because patient response to antidepressant drug therapy varies significantly. Research has shown that as many as 28 percent of patients being treated with antidepressants stop taking their medication within the first four weeks of treatment and as many as 44 percent stop within the first 12 weeks. Reasons for discontinuing antidepressant treatment can include suboptimal efficacy, the exacerbation of symptoms such as sleep disturbance, agitation and sexual dysfunction, and adverse events such as weight gain. In a Phase III placebo controlled study of patients with MDD, our trazodone formulation demonstrated antidepressant efficacy, including rapid onset of therapeutic response, improved overall quality of sleep and a well tolerated adverse event profile, including a rate of sexual dysfunction which was not significantly different than placebo and no weight gain compared to placebo.

In February 2010, our novel once-daily trazodone formulation, which we have branded OLEPTRO™, was approved by the FDA. On May 20, 2010, we established together with Gruppo Angelini [the “Partners”] the Joint Venture for the commercialization of OLEPTRO™ in the United States. Angelini Labopharm is 50 percent owned by each of Gruppo Angelini and us.

As part of the establishment of the Joint Venture, we granted Angelini Labopharm the exclusive right to market and sell OLEPTRO™ in the United States. In exchange, we received a total consideration comprised of the following: (i) a 50% ownership interest in Angelini Labopharm and term loan receivable having a combined value of US$26,000 based on Gruppo Angelini’s cash contribution to the Joint Venture; (ii) a cash payment of US$26,000 from Angelini Labopharm; and (iii) in addition, we are eligible to receive up to US$40,000 from Angelini Labopharm upon OLEPTRO™ achieving certain sales milestones (or US$20,000 after giving effect to our 50% participation in the Joint Venture).  In addition, Angelini Labopharm reimbursed us for certain of the pre-launch expenses that we had incurred in 2010 related to the launch of OLEPTRO™ in the United States.

The Partners each contributed US$14,000 to Angelini Labopharm, the majority by way of interest-bearing term loans to fund a total of US$28,000 in initial working capital to support the launch of OLEPTRO™ in the United States. The ongoing cash requirements of Angelini Labopharm will be reviewed on a quarterly basis and the Partners will jointly make additional contributions as required and as mutually agreed upon. The Partners will each be entitled to 50% of the Joint Venture's net income and, beginning September 30, 2011, all excess cash flows will be distributed to the Partners on a quarterly basis.

As a result of the joint venture agreement, the 2007 cross-licensing agreement between Gruppo Angelini and Labopharm was amended such that the royalty on end user net sales in the United States to be paid by us to Gruppo Angelini is 1.5% on end user net sales in excess of US$50,000. In addition, we will pay Gruppo Angelini a royalty of 5% on the up-front and milestone payments received in excess of US$40,000.

On August 10, 2010, we announced that OLEPTRO™ had been launched by Angelini Labopharm in the U.S. The commercialization strategy for OLEPTRO™ is based on extensive research into the physician, patient and payer audiences and employs a targeted, efficient sales effort that is designed to maximize the return on the investment in sales and promotional activities. The initial OLEPTRO™ sales force is composed of 145 individuals and can be scaled up as the product achieves market penetration.  The sales effort is complemented by a managed care strategy that maximizes access for OLEPTRO™.

In October 2009, our New Drug Submission in Canada for OLEPTRO™ was accepted for review with a targeted action date of August 4, 2010. We have been advised by Health Canada that, due to backlog it has not yet completed review of our submission.  Health Canada has not, however, advised us of any issues with our submission at this time and based on recent discussions with Health Canada, we now expect a decision to be rendered towards the end of 2010. In addition, we are in discussions with potential marketing partners towards establishing a licensing and distribution agreement for Canada. We also plan to seek regulatory approval and commercial agreements in other countries.

To date, we have entered into agreements for the marketing and distribution of our once-daily tramadol product in the United States, Canada, several European countries, South Korea, Australia, Israel, Turkey, Brazil and Japan, among others, primarily through licensing and distribution arrangements with international or local pharmaceutical companies. Our once-daily tramadol product is currently being marketed and sold in 19 countries, including the United States, Canada, major European markets and Australia.

On June 3, 2010, the United States Court of Appeals for the Federal Circuit entered judgment upholding the lower court's original August 2009 decision on patent-infringement litigation initiated by Purdue Pharma Products L.P. [“Purdue Pharma”]  against Par Pharmaceutical Companies [ “Par” ] relating to patents licensed to Ortho-McNeil Inc. for Ultram® ER (tramadol hydrochloride extended-release tablets). The August 2009 judgment permitted Par to market its generic formulation of Ultram® ER in the U.S. following receipt of final regulatory approval from the FDA. Labopharm's once-daily tramadol product, RYZOLT™, is marketed in the U.S. by Purdue, however, Ultram® ER, and therefore any generic version of it, is not therapeutically equivalent, or A/B rated, to RYZOLT™, and cannot be substituted for RYZOLT™.

Our twice-daily formulation of tramadol and acetaminophen is designed to improve patient benefit by extending the duration of pain relief beyond that of the currently marketed immediate-release products. Leveraging our CONTRAMID® technology’s ability to control the release of two active ingredients simultaneously, we believe that our twice-daily formulation of tramadol-acetaminophen, in addition to providing immediate relief of moderate to moderately severe pain, can also provide sustained relief for a full 12-hour period, allowing patients to enjoy pain relief all day and all night by taking just one pill in the morning and one pill in the evening.

In October 2009, we completed an exclusive distribution and supply agreement for our twice-daily tramadol-acetaminophen product with Grünenthal GmbH [“Grünenthal”] for a certain number of countries in Europe. In December 2009, we initiated the regulatory review of our dossier in several European countries, including Spain and Poland, by submitting a Marketing Authorization Application under a Decentralized Procedure [“DCP”] with Iceland as the Reference Member State for the approval of our product. This procedure provides an efficient mechanism that allows a company to simultaneously pursue regulatory approval for a medicinal product in multiple jurisdictions in Europe. The countries for which the DCP has been initiated represent more than 25% of the European market for tramadol-acetaminophen products. We are currently in discussion with Grünenthal to potentially expand our agreement to include additional countries, and have also initiated discussions with potential marketing and distribution partners in other countries around the world where we also plan to seek regulatory approval. We are currently evaluating the merits of our dossier for filing in the U.S. and Canada.

The pharmacokinetic study for our twice-daily tramadol and acetaminophen combination formulation demonstrated that the acetaminophen component of the formulation rapidly achieved blood plasma levels associated with efficacy in the currently marketed product, followed by controlled-release characteristics. Consequently, we initiated development of a twice-daily formulation of acetaminophen for the sustained relief of mild to moderate pain. In August 2009, we entered into an agreement under which we are engaged to develop, manufacture, package and supply product prototypes of a twice-daily acetaminophen tablet formulation for a third-party pharmaceutical company, using our proprietary controlled-release technology, CONTRAMID®. If our formulation is successful, the agreement provides an option to the pharmaceutical company to license the technology for worldwide rights, the terms of which would need to be mutually agreed to.

The abuse and misuse of certain drug products, in particular some widely prescribed analgesics, is a serious and growing problem that can result in potentially dire consequences for patients and which create significant risk for drug manufacturers. We believe the novel properties of our abuse- and misuse-deterrent technology platform, INTELLITAB™, will allow us to address not only intentional abuse of these drugs but also accidental misuse by legitimate patients, by far the larger of the two at-risk user groups.  In addition, we believe our technology can be applied to combination drug products such as analgesics that contain active ingredients for both immediate and sustained pain relief.

In April 2010, we reported positive pilot pharmacokinetic [“PK”] study results for our first product based on our INTELLITAB™ platform, a twice-daily, abuse- and misuse-deterrent formulation of the analgesic product that combines oxycodone-acetaminophen in a single tablet. The study was a randomized, three-way cross-over study to compare the PK profile of a single dose of our INTELLITAB™-based oxycodone-acetaminophen formulation with two doses of immediate release oxycodone-acetaminophen, as well as to determine the effect of crushing our INTELLITAB™-based oxycodone-acetaminophen formulation on its PK profile. The results of the study demonstrated that our extended release, INTELLITAB™-based oxycodone-acetaminophen formulation met the regulatory requirements for bioavailability compared to the same dose of the immediate release formulation administered six hours apart, as well as controlled release of both oxycodone and acetaminophen over a 12-hour period.  Importantly, the study also demonstrated the ability of INTELLITAB™ to control the release of oxycodone when crushed, such that bioequivalent exposure is achieved and controlled release properties are maintained. Based on these results, we look forward to initiating the pivotal clinical trial program on our formulation, as well as exploring opportunities to possibly partner with pharmaceutical companies on this product, as well as other potential products for which applying the INTELLITAB™ platform may be beneficial.

In addition to those products based on our CONTRAMID® technology, we are developing product candidates based on our PNDS™ technology for the delivery of water-insoluble and poorly bioavailable drugs. Our research and development activities to date include proof of concept studies that have been completed for a novel, lipid- and preservative-free formulation of the intravenous anaesthetic propofol using our PNDS™ intravenous platform, as well as for SN-38, a currently intravenously administered colon cancer drug that we have formulated for oral administration using our PNDS™ oral platform. In addition, we have entered into a feasibility study agreement with a third-party under which we agreed to formulate drug compounds of the third-party using our PNDS™ technology.

Our Goal

Our goal is to leverage the commercialization of our products to generate attractive returns for our shareholders. We will do this by advancing our product candidates from the formulation stage through clinical development and regulatory approval to marketing and sales. We believe that full integration can best maximize the value inherent in our technology and product candidates by allowing greater control over the development and commercialization process.

Liquidity

We have incurred substantial operating losses since our inception due in large part to expenditures for our research and development and commercial activities. As at June 30, 2010, we had an accumulated deficit of $287,914. Our ability to continue to fund our operations is essential and we are constantly monitoring our capital and financial position. In November 2009, we signed a standby equity distribution agreement [“SEDA”] with YA Global Master SPV LTD [the “Purchaser”] pursuant to which the Purchaser has irrevocably committed to purchase up to $25,000 of our common shares, at the conditions further described hereafter. As at June 30, 2010, $24,000 of the SEDA remains available. In February 2010, we completed a public offering resulting in net proceeds of approximately $22.0 million, for the issuance of 13,529,412 units, each unit comprised of one of our common shares and a warrant to purchase one-half of a common share. Upon completion of the license agreement with the Joint Venture, we received an amount of US$26,000 of which US$14,000 was initially contributed to the Joint Venture to fund a portion of its working capital requirements.  In June 2010, we amended our term loan agreement with Hercules Technology Growth Capital, Inc. [“Hercules”] extending both the period during which we will make interest-only payments on the loan to December 31, 2010 from June 30, 2010, and the maturity date of the loan to December 1, 2012 from June 1, 2012. All other terms of the agreement remain unchanged. The amended agreement provides us with approximately $4,500 in additional liquidity in 2010 and throughout 2011.

Consequently, our committed sources of funds, our cash and cash equivalents on hand, and our anticipated revenue from the commercialization of our products are expected to be sufficient to meet our committed cash obligations and expected level of expenses beyond June 30, 2011. In light of the inherent uncertainties associated with the commercialization of products including the impact of generic threats, the ability to secure licensing or distribution agreements, research and development programs, the results of clinical trials, and the receipt of regulatory approval of certain products, it may be necessary for us to either (i) seek to raise additional funds for the continuing development and marketing of our products, or (ii) further delay or scale-back our commercial or development programs or other activities.

Revenue

Revenue from product sales, the gross margin thereon, and royalties will be key drivers of our performance as we pursue our activities. Through our license and distribution agreements and the Joint Venture, we expect to continue to launch our products and increase sales in various markets throughout 2010 and beyond, including OLEPTRO™ in the United States. Since 2003, we have secured distribution and license agreements for the marketing and distribution of our once-daily tramadol product and our twice-daily formulation of tramadol and acetaminophen product, that cover a number of countries, and which have generated a combined $48,300 to date in licensing payments. Furthermore, as previously discussed, we have received $27,199 (US$26,000) in cash as a result of the exclusive license agreement for OLEPTRO™ granted to Angelini Labopharm for the U.S. market.

As part of our joint venture agreement, for the marketing of OLEPTRO™ in the U.S., we have agreed to supply Angelini Labopharm finished packaged product at our cost including overhead, for which we have and will be recording revenue from product sales generating minimal gross margin, 50% of such sales and gross margin being eliminated in our consolidated financial statements due to the proportionate consolidation of the Joint Venture. Furthermore, as Angelini Labopharm recognizes revenue from sales of OLEPTRO™ in the U.S., we will also be recording our 50% proportionate share of its revenue. Considering that OLEPTRO™ is a new product which was just recently launched in August 2010 and for which we do not currently have adequate historical data on which to base estimates of returns, we believe it will be appropriate to record our proportionate share of revenue from product sales of OLEPTRO™ by the Joint Venture using the sell-through method, where revenue is recognized upon shipment of the product to the end user customer based on third-party prescription data. We consider that this third-party prescription data is reliable and provides an adequate basis in order to estimate our product sales of OLEPTRO™, until such time that an estimate of returns can be determined and all of the conditions for revenue recognition are met and the product has achieved market acceptance.

Under our agreement with Purdue Pharma for the marketing of our once-daily tramadol product in the United States market under the brand name RYZOLT™, we have agreed to supply finished packaged product at our cost to Purdue Pharma, for which we have and will be recording revenue from product sales generating essentially no gross margin. Our agreement with Purdue Pharma provides for a 20% royalty on their net sales.

Selling, General and Administrative Expenses

As we expand our operations in order to become an international commercial organization with significant product sales, our selling, general and administrative expenses should increase as we build our infrastructure for our sales, marketing, manufacturing, and product support efforts. These incremental costs to support increasing commercial operations and product sales are necessary in order for us to remain an international organization with increasingly diverse operations, as we expand our primary focus to include not only research and development activities, but also a more significant role in the commercialization and marketing of our products, particularly through the Joint Venture.

CHANGES IN ACCOUNTING POLICIES

There have been no significant changes in accounting policies during the three-month and six-month periods ended June 30, 2010.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In preparing our consolidated financial statements, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. We have identified certain critical accounting policies that we believe require application of management’s most subjective judgments, often requiring the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. The critical accounting policies and estimates remain substantially the same as reported in our Management’s Discussion and Analysis for the year ended December 31, 2009, which is included in our 2009 annual report.

RESULTS OF OPERATIONS

Fluctuations in Operating Results

Our results of operations have fluctuated significantly from period to period in the past and are likely to do so in the future. We anticipate that our quarterly and annual results of operations will be impacted for the foreseeable future by several factors, including the timing of approvals to market our products in various jurisdictions and resulting product sales, the timing and amount of payments received pursuant to our current and future collaborations with third-parties, and the progress and timing of expenditures related to our research, development and commercialization efforts. The following provides explanations on fluctuations of our results of operations.

Revenue

For the three-month and six-month periods ended June 30, 2010, total revenue amounted to $6,825 and $11,518, respectively, compared to $6,269 and $11,226 for the corresponding periods in 2009.

For the three-month and six-month periods ended June 30, 2010, product sales were $4,296 and $7,524, respectively, compared to $4,827 and $8,629 for the corresponding periods in 2009, and were comprised of the following:

For the:	Three months ended		Six months ended
(in thousands of dollars)	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009
Product Sales:
Tramadol - other territories	3,280	3,002	6,508	6,804
Tramadol - U.S.	-	1,825	-	1,825
OLEPTRO™ - U.S. (to the Joint Venture)	1,016	-	1,016	-
	4,296	4,827	7,524	8,629

For product sales of tramadol in territories outside the U.S., higher volumes in 2010 were partially offset primarily by the unfavourable year over year variance in the exchange rate of the Euro compared to the Canadian dollar as a significant portion of our sales are denominated in Euros. The lower Euro to Canadian dollar exchange rate in 2010 versus 2009 represents a revenue shortfall of approximately $478 and $832, respectively, for the three-month and six-month periods ended June 30, 2010 compared to the corresponding periods in 2009. Our product sales for the three-month and six-month periods ended June 30, 2010 were also affected by a $244 and $650 reserve, respectively, for future price adjustments associated with the sampling program of one of our customers. No product sales of tramadol were recorded for the U.S. market during 2010, while in 2009, product sales of tramadol to Purdue Pharma were realized for the launch in May 2009 of RYZOLT™ in the U.S.

During the three-month period ended June 30, 2010, our product sales included 50% or $1,016 of  sales of finished packaged products of OLEPTRO™ for the U.S. market to Angelini Labopharm, including trade product and samples. Product sales of OLEPTRO™ to the Joint Venture are recognized as revenue upon shipment and are invoiced essentially at cost including an allocation of overhead.

As previously discussed, in August 2010 Angelini Labopharm launched OLEPTRO™ and will be recording product sales revenue based on the sell-through method, where revenue is recognized for accounting purposes upon shipment of the product to the end user customer based on third-party prescription data, such revenue being 50% proportionately consolidated in our financial statements.

During the three-month and six-month periods ended June 30, 2010, we recognized licensing revenue of $1,088 and $1,682, respectively, representing a portion of the licensing payments received from our marketing and distribution partners under our license and distribution agreements for our once-daily tramadol product, our tramadol-acetaminophen combination product, as well as a portion of deferred revenue resulting from the transfer of the OLEPTRO™ U.S. marketing rights to Angelini Labopharm in May 2010, which is being recognized over a five-year period. Licensing revenue for the three-month and six-month periods ended June 30, 2009 was $1,318 and $2,473, respectively. The decrease in 2010 compared to 2009 is primarily due to the increase, as of January 1, 2010, of the estimated term over which we are recognizing the balance of the up-front payment of the US$20 million received from Purdue Pharma in 2005. This up-front payment is recognized on a straight-line basis over the estimated term during which we have substantive contractual obligations to Purdue Pharma, namely the ongoing supply of product at cost, now estimated to be until December 2013. Previously, this contractual obligation was for an eighteen-month period post launch which was estimated to end in November 2010. Prior to January 1, 2010, we were recognizing $867 per quarter as licensing revenue with respect to this payment; following this change in estimate the amount will be $199 per quarter. This decrease was partially offset by the recognition, in the three-month period ending June 30, 2010, of a portion amounting to $453, of deferred revenue resulting from the transfer of the U.S. marketing rights for OLEPTRO™ discussed above.

During the three-month and six-month periods ended June 30, 2010, we recorded $640 and $1,240 of royalties from the sale of RYZOLT™ in the U.S., respectively, compared to $124 and $124 for the corresponding periods in 2009. RYZOLT™ was launched in May 2009 by Purdue Pharma.

Revenue from services and research and development collaborations amounted to $801 and $1,072 respectively, for the three-month and six-month periods ended June 30, 2010, while no such revenue was realized in corresponding periods in 2009. As part of the joint venture agreement with Gruppo Angelini, it was agreed that we would be providing various services to Angelini Labopharm, including commercial oversight, pharmacovigilance services, regulatory support, medical affairs, medical information, administrative support, and so on,  and that such services would be compensated at cost plus an allocation of overhead and a reasonable mark-up. We have consequently recognized revenue of $649 related to the rendering of these services, representing 50% of the value of the services provided after giving effect to the proportionate consolidation of the Joint Venture. Revenue from research and development collaborations amounted to $152 and $423 for the three month and six-month periods ended June 30, 2010, respectively, and was related to two agreements: (i) a prototype development and option agreement under which we are developing a twice-daily acetaminophen tablet formulation for a third-party pharmaceutical company, and (ii) a feasibility study agreement with a third-party under which we are formulating a number of its drug compounds using our PNDS™ technology.

Cost of Goods Sold

For the three-month and six-month periods ended June 30, 2010, cost of goods sold (excluding amortization) was $2,112 and $3,565, respectively, compared to $2,604 and $3,997 in the corresponding periods last year. Our cost of goods sold consists primarily of raw materials, third-party bulk tablet manufacturing costs, third-party packaging costs and a royalty expense for our once-daily tramadol product and OLEPTRO™.

As previously discussed, product sales of OLEPTRO™ to Angelini Labopharm are at cost plus overhead and generate minimal gross margin, and product sales of RYZOLT™ to Purdue Pharma are essentially at cost.

Cost of goods sold and gross margin for our once-daily tramadol product for territories outside the U.S. were the following:

For the:	Three months ended		Six months ended
(in thousands of dollars)	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009
Product sales	3,280	3,002	6,508	6,804
Cost of goods sold	1,450	848	2,903	2,241
Gross margin	1,830	2,154	3,605	4,563
Gross margin %	56%	72%	55%	67%

For 2010, the decrease in our gross margin percentage compared to 2009 primarily reflects the following: (i) a revenue shortfall of $478 and $832 for the three-month and six-month period ended June 30, 2010, respectively, compared to the corresponding periods in 2009 due to a lower Euro to Canadian dollar exchange rate in 2010 versus 2009; (ii) the $244 and $650 reserve for future price adjustments recorded as a reduction in revenue in the three-month and six-month periods ended June 30, 2010, respectively, as previously discussed, (iii) in the three-month period ended June 30, 2009, we reversed a reserve against revenue of $343 taken in the three-month period ended March 31, 2009, and (iv) in 2009 we reversed write-downs taken in previous periods and as a result recorded an amount of $169 and $409 as a reduction of cost of goods sold for the three-month and six-month periods ended June 30, 2010, respectively. When excluding the aforementioned items our gross margin percentage for the three-month and six-month periods ended June 30, 2010 would have been 64% and 64% respectively, compared to 62% and 61% for the corresponding periods in 2009.

Our gross margin will also vary primarily as a result of selling prices in various jurisdictions, currency fluctuations, inventory write-offs, the range of royalty rates payable by territory, as well as the effect of packaging formats and the size of packaging runs on our cost of goods sold.

Research and Development Expenses

Research and development expenses (before government assistance) for the three-month and six-month periods ended June 30, 2010 were $2,353 and $4,818 respectively, compared to $2,958 and $7,131 for the three-month and six-month periods ended June 30, 2009. The decrease is primarily due to lower clinical trial expenses, as well as various cost-reduction initiatives including the reduction in our workforce announced in November 2009. In 2009, clinical trial costs were considerably higher as we completed our Phase III clinical trial for our twice-daily formulation that combines the analgesics tramadol and acetaminophen (06CCL3-001), as well as a pharmacokinetic study for our once-daily trazodone formulation.

Estimated provincial refundable research and development tax credits for the three-month and six-month periods ended June 30, 2010 were $300 and $600 respectively, unchanged from the corresponding period in 2009.

Our INTELLITAB™ platform is the most significant research and development project that has not yet generated significant operating revenue. A detailed description of the development stage of this project, the type of expenditures made and to be made, and the plan to take this project forward is included in the Overview section.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the three-month period ended June 30, 2010 were $6,455 compared to $6,513 for the corresponding period in 2009. Our proportionate share of the Joint Venture’s U.S. pre-launch expenses for OLEPTRO™ for the period was approximately $2,227, however this amount was partially offset by the reimbursement by Angelini Labopharm of approximately $1,150, after giving effect to our 50% participation in the Joint Venture, representing pre-launch expenses for OLEPTRO™ which we incurred in the previous quarter. Significant costs were incurred with respect to the launch of OLEPTRO™ for the recruitment and deployment of a targeted medical science liaison group, process implementation at the third-party logistics services provider, our managed care initiatives, our state licensing process, the sales force recruitment using a contract sales organization, sales training modules, various marketing activities such as positioning and messaging, master visual aids, patient brochure, market research attendance, planning of convention presence, public relations, message development, and other related pre-launch activities. During the three-month period ended June 30, 2010 we also incurred a 5% royalty of $624 payable to Gruppo Angelini on the portion exceeding US$40,000 of the US$52,000 value received as consideration for the licensing of OLEPTRO™. The increase in selling, general and administrative due to the OLEPTRO™ pre-launch expenses and the royalty for the three-month period ended June 30, 2010 compared to the corresponding period in 2009 was partially offset by significant reduction in other areas including: (i) a $1,075 reduction in our share of patent defense litigation costs with respect to our once-daily tramadol product in the U.S.; (ii) the elimination of our pilot scale sales force in the United Kingdom as a result of our license and distribution agreement with Merck Sharp & Dohme Limited [“MSD”] announced in December 2009; (iii) a $129 reduction in non-cash stock-based compensation expense in 2010 compared to the corresponding period in 2009 primarily due to a lower number of options being granted; and (iv) a reduction in the use of various consultants in other areas, as well as other cost reduction initiatives, including the reduction in our workforce announced in November 2009.

Selling, general and administrative expenses for the six-month periods ended June 30, 2010 were $13,788, compared to $13,391 for the corresponding period in 2009. Our proportionate share of the OLEPTRO™ pre-launch expenses for 2010 amounted to $3,377. This increase in selling, general and administrative expenses was partially offset by essentially the same elements as for the three-month period ended June 30, 2010 as described above.

Financial Expenses

Financial expenses for the three-month period ended June 30, 2010 were $1,213 compared to $983 for the corresponding period in 2009. Financial expenses for the six-month period ended June 30, 2010 were $2,310 compared to $1,997 for the corresponding period in 2009. The increase is primarily attributable to the interest on our share of patent defense litigation costs payable to Purdue Pharma, as well as our proportionate share of the interest on the term loan granted to Angelini Labopharm by the Partners.

Interest Income

Interest income for the three-month and six-month periods ended June 30, 2010 was $220 and $388 respectively, and included an amount of $108 representing interest on the 50% portion of the term loan receivable from Angelini Labopharm not eliminated following the proportionate consolidation of the Joint Venture, as well as an amount of $100 and $250, respectively, reflecting an increase in the estimated fair value of our Long-term Notes. This increase in the estimated fair value is primarily due to the discount rate used to evaluate the Long-term Notes and the passage of time, as well as the recalibration of our discounted cash flow model to reflect current observable market data. Interest income for the three-month and six-month periods ended June 30, 2009 amounted to $107 and $294 respectively, was primarily related to the interest earned on our cash and marketable securities, and did not include any adjustment to the fair value of our Long-term Notes.

Foreign Exchange Gain (Loss)

For the three-month and six-month periods ended June 30, 2010, we recorded a foreign exchange loss of $818 and $1,453 respectively, compared to gains of $1,961 and $2,464 respectively, for the corresponding periods in 2009. The loss in 2010 is primarily due to the foreign exchange loss on the excess cash temporarily held in U.S. currency following our equity financing completed in February 2010, as well as the foreign exchange loss on the excess cash held in Euros. The gain in 2009 was due primarily to the realized gain on the maturity of marketable securities denominated in U.S. dollars as well as to the strengthening of the Canadian dollar versus the U.S. dollar and the favourable impact this fluctuation had on our long-term debt and accounts payable denominated in U.S. dollars. As at June 30, 2010, we held US$5,000 of marketable securities for which an unrealized foreign exchange gain of $140 is included as an element of accumulated other comprehensive income. When this investment matures in 2010, any realized gain will then be recorded into income.

Net Loss and Net Loss Per Common Share

Net loss for the three-month period ended June 30, 2010 was $6,032 or $0.08 per common share, compared to $4,874 or $0.09 per common share for the corresponding period in 2009. Net loss for the six-month period ended June 30, 2010 was $14,289 or $0.21 per common share, compared with $12,848 or $0.23 per common share for the corresponding period in 2009. The increase in net loss is primarily the result of the foreign exchange loss incurred in 2010 versus the gain in 2009, partially offset by increased revenues, and lower research and development expenses. The decrease in net loss per share is due to the higher weighted average number of shares outstanding primarily due to the equity financing completed in February 2010.

QUARTERLY INFORMATION

The following selected financial information is derived from our unaudited quarterly financial statements for each of the last eight quarters.

	Three months ended
	June 30, 2010	March 31, 2010	Dec. 31, 2009	Sept. 30, 2009	June 30, 2009	March 31, 2009	Dec. 31, 2008	Sept. 30, 2008
Product sales	4,296	3,228	4,664	5,187	4,827	3,802	3,278	3,863
Licensing	1,088	594	1,238	1,191	1,318	1,155	1,155	5,576
Royalties	640	600	637	201	124	-	-	-
Other	801	271	182	46	-	-	-	-
Total revenue	6,825	4,693	6,721	6,625	6,269	4,957	4,433	9,439
Net loss 1	(6,032)	(8,257)	(6,358)	(6,904)	(4,874)	(7,974)	(14,625)	(6,017)
Basic and diluted net loss per common share	(0.08)	(0.13)	(0.11)	(0.12)	(0.09)	(0.14)	(0.26)	(0.11)

1As restated to consider Handbook Section 3064, Goodwill and Intangible Assets which was adopted retroactively in 2009 with restatement of prior fiscal periods.

Product sales of our once-daily tramadol product have tended to be variable over the last eight quarters. In 2009, the increases in the second and third quarters were primarily the result of the launch of our product in the U.S. As previously discussed, product sales for the three-month period ended June 30, 2010 included for the first time the portion of our product sales of OLEPTRO™ to Angelini Labopharm of $1,016 which is not eliminated upon proportionate consolidation. As Angelini Labopharm launched OLEPTRO™ in early August 2010, subsequent reporting periods should also include our proportionate share of the Joint Venture’s OLEPTRO™ product sales in the U.S. market based on the sell-through method. As previously discussed, product sales for 2010 were also negatively affected by a relatively lower Euro to Canadian currency exchange rate compared to previous quarters. Quarterly product sales can also be affected by reserves for price adjustments.

Licensing revenue has generally been stable quarter to quarter as any licensing payments received are generally recognized straight-line over the term of the underlying agreement. Non-recurring licensing revenue was realized in the third quarter of 2008 when we reacquired the rights to our once-daily tramadol product in the United Kingdom from Recordati Ireland Ltd. As previously discussed, as of January 1, 2010, a change in the estimated period over which we are recognizing the balance of the up-front payment received from Purdue Pharma, considerably reduced licensing revenue for the three-month period ended March 31, 2010, and subsequent periods. Furthermore, as previously discussed, as part of the joint venture agreement with Gruppo Angelini completed in May 2010, we recorded deferred revenue of $27,199 which will be recognized as licensing revenue over a five-year period starting in June 2010.

Net loss has been variable over the last eight quarters, and is impacted primarily by: (i) the level of our research and development spending; (ii) more recently, the volatility in our share of patent litigation fees as invoiced to us by Purdue Pharma on a quarterly basis since the second quarter of 2008; (iii) the level of our selling, general and administrative expenses, particularly with the pre-launch expenses with respect to OLEPTRO™ and the establishment of the Joint Venture; and, (iv) the foreign exchange gain or loss incurred primarily as a result of the high volatility of the U.S. currency and Euro versus the Canadian dollar and the effect this had on the carrying value of our long-term debt, marketable securities, and cash denominated in U.S. dollars or Euros, and the resulting impact on our results of operations.

FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

We have incurred substantial operating losses since our inception due in large part to expenditures for our research and development activities. As at June 30, 2010, we had an accumulated deficit of $287,914. To date, we have financed our cash requirements primarily through share issuances, debt financing, licensing revenue, product sales, royalties, research and development tax credits, collaborative research contracts and interest income.

On November 24, 2009, we entered into a standby equity distribution agreement [“SEDA”] with YA Global Master SPV LTD [the “Purchaser”] pursuant to which the Purchaser has irrevocably committed to purchase up to $25,000 of our common shares provided that in no event may we sell more than the lower of (i) 11,426,533 of our common shares, and (ii) 19.9% of our issued and outstanding common shares at any given time, unless we obtain the approval of our shareholders pursuant to the rules of the TSX and the Nasdaq, and any required regulatory approval. Until November 24, 2012, we have the right, but not the obligation, to sell common shares to the Purchaser. From time to time during the term of the SEDA, and at our sole discretion, we may present the Purchaser with draw-down notices of up to $2,000 at a time, requiring the Purchaser to purchase our common shares. Individual draw downs cannot exceed the number of shares that would represent more than 5% of our market capitalization or the number of shares that would cause the Purchaser and its affiliates to own more than 9.9% of our issued and outstanding shares. The per share purchase price for these shares will equal the daily volume weighted average price of our common shares on each date during a ten-day pricing period, subject to a minimum price which we may establish at the time of the draw-down notice, less a discount of 5.0% if the share purchase price is less than $3.00, 4% if the share purchase price is equal to or above $3.00 but less than $6.00, and 3.5% if the share purchase price is equal to or above $6.00. On January 7, 2010, pursuant to a draw-down notice presented to the Purchaser on December 20, 2009, we received $1,000 from the Purchaser and issued 482,165 shares, for an average price of $2.07 per share after discount. As at June 30, 2010, $24,000 of the SEDA is still available.

In February 2010, we completed a public offering resulting in net proceeds of approximately $22,046, for the issuance of 13,529,412 units, each unit comprised of one of our common shares and a warrant to purchase one-half of a common share. The combination of two warrants entitles the holder to acquire one common share upon payment of US$2.30 per share, exercisable at any time during the period beginning six months and ending three years following the date of issuance.

In June 2010, we amended our term loan agreement with Hercules extending both the period during which we will make interest-only payments on the loan to December 31, 2010 from June 30, 2010, and the maturity date of the loan to December 1, 2012 from June 1, 2012. All other terms of the agreement remain unchanged. The amended agreement provides us with approximately $4,500 in additional liquidity in 2010 and throughout 2011. As of July 1, 2011, monthly payments for principal and interest will be US$932.

As previously discussed, as part of the joint venture agreement, we received a payment of US$26,000 from Angelini Labopharm upon grant of the license of OLEPTRO™ for the U.S. market. We also received units of the Joint Venture valued at US$10,000 based on Gruppo Angelini’s initial cash contribution to the Joint Venture and an interest-bearing term note of US$16,000. Furthermore, both Partners contributed US$13,750 by way of interest-bearing term loans to the Joint Venture and US$250 in equity, bringing each Partner’s total term loan to US$29,750, and equity investment to US$10,250. After applying proportionate consolidation, our term loan receivable from the Joint Venture amounted to $15,595 (US$14,875) and our portion of the term loan payable of the Joint Venture amounted to $15,595 (US$14,875), as at June 30, 2010. Under the joint venture agreement, these two financial instruments (both the asset and the liability) bear the same interest rate and are subject to the same repayment terms by the Joint Venture. Both should decrease by the same amount simultaneously upon reimbursement by Angelini Labopharm and should therefore continue to offset each other.

Cash, cash equivalents and marketable securities, including $12,700 representing our proportionate share of cash within Angelini Labopharm, totalled $63,227 as at June 30, 2010 compared to $24,504 as at December 31, 2009, an increase of $38,723, primarily as a result of the equity financing completed in February 2010 and the payment of $27,199 received from Angelini Labopharm upon the grant of the license for OLEPTRO™ for the U.S. market, net of the funds used in operating activities. The investment of our funds is governed by our corporate investing policy, which monitors the safety and preservation of principal and which limits the amount invested by issuer and the duration or term of the investment instrument. The primary objectives of our investment portfolio are liquidity and capital preservation.  As at June 30, 2010, our marketable securities were issued by the U.S. Treasury.

As at June 30, 2010, accounts receivable totalled $4,849 and consisted primarily of trade receivables, including $1,768 receivable from the Joint Venture, representing the portion of the receivable for inventory, samples and services not eliminated upon proportionate consolidation. Research and development tax credits receivable amounted to $1,840 and included the estimated refundable tax credits for 2009 and for the six-month period ended June 30, 2010. Inventories totalled $3,074 and consisted of raw materials, intermediate finished product (primarily bulk tablets of once-daily tramadol), as well as $304 of finished goods representing our proportionate share of Angelini Labopharm’s inventory. Prepaids and other assets totalled $1,637 and included our proportionate share of samples of OLEPTRO™ amounting to $585 which we intend to distribute in the near term. Accounts payable and accrued liabilities totalled $20,779 as at June 30, 2010 and included trade and other payables, accrued compensation expenses, as well as patent litigation costs payable totalling $9,635. Under a cost-sharing agreement, these patent litigation costs will be settled with 50% of the future royalties earned from the commercialization of our once-daily tramadol product in the U.S. until such patent litigation costs are fully paid. Any unpaid balance as at December 31, 2010 will then need to be paid. The patent litigation costs payable includes interest payable on the outstanding balance at the Wall Street Journal Prime Rate plus 2%, which was 5.25% as at June 30, 2010. Deferred revenue totalled $43,802 as at June 30, 2010 and included primarily the unrecognized portion of the licensing fees received from the various licensees of our once-daily tramadol product, and of our twice-daily tramadol-acetaminophen combination formulation, as well as the unrecognized portion of the $27,199 deferred revenue recorded upon the transfer of the OLEPTRO™ U.S. marketing rights to Angelini Labopharm. Licensing fees are generally recognized as revenue over the term during which we maintain substantive contractual obligations to the licensee. Deferred revenue resulting from the transfer of the OLEPTRO™ U.S. marketing rights is being amortized over a five-year period.

Under our current operating plan, considering our recent public equity offering, the $27,199 received as part of our joint venture agreement with Gruppo Angelini, and the June 2010 amendment to the Hercules term loan, we believe that our cash, cash equivalents and marketable securities, anticipated revenue from the commercialization of our products, research and development tax credits, and funds available under the SEDA, should be sufficient to finance our operations and capital needs, including the funding of Angelini Labopharm, beyond June 30, 2011. However, in light of the inherent uncertainties associated with the commercialization of products including the impact of generic threats, the ability to secure licensing or distribution agreements, research and development programs, the results of clinical trials, and the receipt of regulatory approval of certain products, it may be necessary for us to either (i) seek to raise additional funds for the continuing development and marketing of our products, or (ii) further delay or scale-back our commercial or development programs or other activities.

Cash Flows

Funds used in operating activities prior to net changes in other operating items amounted to $4,532 and $10,972, respectively for the three-month and six-month periods ended June 30, 2010 compared to $5,466 and $11,220 for the corresponding periods in 2009, decreasing primarily as a result of our lower net loss excluding the unrealized foreign exchange gain or loss. The impact of net changes in our other balance sheet items related to our operations represented an increase in funds of $24,986 and $28,599 respectively for the three-month and six-month periods ended June 30, 2010 compared to funds used of $291 and $2,336 for the corresponding periods in 2009. This difference is primarily due to the $27,199 payment received from Angelini Labopharm in May 2010.

Funds used in investing activities for the three-month period ended June 30, 2010 amounted to $6,327 primarily as a result of our cash contribution of US$13,750 by way of term loan to Angelini Labopharm, which is not eliminated upon proportionate consolidation of the Joint Venture, following our initial funding upon establishment of the Joint Venture. Funds used in investing activities for the six-month period ended June 30, 2010 amounted to $11,524 and in addition also included investment of some of the proceeds from the equity financing completed in February 2010. Funds generated from investing activities for the three-month and six-month periods ended June 30, 2009 amounted to $8,805 and $20,443 respectively, primarily reflecting the proceeds from maturities or disposals of marketable securities net of their reinvestment. Capital expenditures have been kept minimal for the three-month and six-month periods ended June 30, 2010, as they had been for the corresponding periods in 2009.

For the three-month period ended June 30, 2010, funds generated by our financing activities amounted to $6,318, primarily as a result of our proportionate share of Angelini Labopharm’s term loan borrowings from the Partners which are not eliminated upon proportionate consolidation of the Joint Venture. For the six-month period ended June 30, 2010, funds generated by our financing activities amounted to $29,640, which included the aforementioned term loan and also included primarily the equity financing completed in February 2010, as well as the $1,000 drawdown on the SEDA.

RELATED PARTY TRANSACTIONS

We have entered into various agreements with the Joint Venture, which include a supply agreement, a support services agreement, and an interest-bearing term loan agreement, for which we have recorded product sales revenue, services revenue or interest income, as previously discussed. These transactions occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

OFF-BALANCE SHEET ARRANGEMENTS

To date, we have not had any relationships with unconsolidated entities or financial partnerships, such as entities referred to as structured finance or special purpose entities, which are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Letters of credit amounting to $112 were issued to the lessors of our facilities in Ireland and in the U.S. as collateral for our performance of obligations under the leases. These letters of credit are collateralized by specific investments with an estimated fair value of $120 which have been classified as restricted investments.

We periodically enter into research, licensing, distribution or supply agreements with third parties that include indemnification provisions that are customary in the industry. These guarantees generally require that we compensate the other party for certain damages and costs incurred as a result of third-party intellectual property claims or damages arising from these transactions. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions is unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the intellectual property indemnification obligations prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay. Historically, we have not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

FINANCIAL INSTRUMENTS

A complete analysis of our financial instruments including their extent, their classification, their carrying value, their fair value including the methods and assumptions used to determine their fair value, as well as a discussion of foreign exchange risk, interest rate risk, credit risk and liquidity risk, including risk sensitivities, can be found in note 24 to the annual consolidated financial statements for the year ended December 31, 2009, as included in our annual report.

OUTSTANDING SHARE DATA

The number of shares outstanding as at August 11, 2010, is 71,571,641, unchanged since June 30, 2010.

As at August 11, 2010, 795,152 warrants for the purchase of one common share each at $0.89 per share were outstanding and exercisable up to December 28, 2012. In addition, pursuant to our public offering completed in February 2010, 13,529,412 warrants were outstanding and exercisable starting August 2010 until February 2013, the combination of two warrants allowing the holder to purchase one common share at US$2.30 per share.

The number of options outstanding as at August 11, 2010, is 5,538,883, unchanged from June 30, 2010.

CONVERSION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

Canada’s Accounting Standards Board [“AcSB“] has announced that, effective January 1, 2011, International Financial Reporting Standards [“IFRS“] will replace current Canadian GAAP for publicly accountable enterprises. Financial reporting under IFRS differs from Canadian GAAP in a number of respects, some of which are significant. IFRS on the date of adoption are also expected to differ from current IFRS due to new IFRS standards and pronouncements that are expected to be issued before the changeover date. We plan to prepare our financial statements in accordance with IFRS for periods commencing as of January 1, 2011, when we will prepare both the current and comparative financial information using IFRS. We commenced our IFRS conversion project in 2008.

Pursuant to the October 2008 recommendations of the Canadian Performance Reporting Board relating to pre-2011 communications about IFRS conversion and also to comply with Canadian Securities Administrators Staff Notice 52-320, Disclosure of Expected Changes in Accounting Policies Relating to Changeover to IFRS, we present the following information regarding our IFRS changeover plan. This information is provided to allow investors and others to obtain a better understanding of our IFRS changeover plan and the resulting possible effects on, for example, our financial statements and operating performance measures. Readers are cautioned, however, that it may not be appropriate to use such information for any other purpose. This information also reflects our most recent assumptions and expectations; circumstances may arise, such as changes in IFRS, regulations or economic conditions, which could change these assumptions or expectations.

Our plan incorporates six significant items, as follows: (i) accounting policies and financial statement preparation, including choices among policies permitted under IFRS, and implementation decisions such as whether certain changes will be applied on a retrospective or a prospective basis; (ii) information technology and data systems; (iii) internal control over financial reporting; (iv) disclosure controls and procedures; (v) training and communications, including investor relations and external communications plans; and (vi) business activities, such as foreign currency activities, as well as other matters that may be influenced by Canadian GAAP measures. Throughout 2010, we will continue to review remaining standards for their application to our operations, carry out impact assessments and provide targeted training. We will also make accounting policy choices and prepare our accounting system accordingly, to enable preparation of our opening financial position under IFRS for 2010.

Major Differences With Current Accounting Policies

There are currently several differences between IFRS requirements and the existing Canadian GAAP. Some of the more significant ones at present, as they relate to our accounting policies, are set out in the table below, along with their impact on financial reporting in 2011 (and the restated 2010 comparative periods), where currently determinable. The following table highlights the differences we currently consider the most relevant but should not be viewed as an all-encompassing listing at this time.

In situations where choices were permitted under IFRS, we selected those that we believe best reflect our circumstances. Where choices arose amongst equally acceptable alternatives, we gave preference to alternatives that:
1.	minimized earnings volatility that is not related to our core operations;
2.	minimized initial conversion and ongoing compliance costs;
3.	had a neutral impact on income and other taxes; and
4.	were comparable with other organizations operating in the same or similar industry, in order to enhance the comparability of our consolidated financial statements.

Standards	Comparison between Canadian GAAP [“CGAAP”] and IFRS	Preliminary findings
Share-based payments (IFRS 2)
CGAAP: The fair value of the options granted with graded vesting is determined as a single award at the date of grant using the Black-Scholes option pricing model.

IFRS: For the determination of the fair value of the options on the date of grant, the options that have graded vesting must be considered separate awards.
We are currently assessing the impact of revaluing the options granted as separate awards rather than as a single award.
Property, plant and equipment (IAS 16)
CGAAP: The historical cost model is required. Assets are to be recorded at cost upon initial acquisition and are to be depreciated over their useful lives.

IFRS: After initial recognition, there is the option to measure property, plant and equipment using either the cost model or the revaluation model (mark-to-fair-market value).

We will continue to use the cost model. There is no impact on the consolidated financial statements.

We expect that the property, plant and equipment will remain componentized as prior to the transition to IFRS.

It should be noted that the disclosure requirements under IFRS are more extensive than under CGAAP.

Leases (IAS 17)
CGAAP: There are quantitative guidelines to distinguish between operating leases and capital (financ- ing) leases. Leases are treated as financing if, at inception :
•    there is reasonable assurance that the lessee will obtain ownership of the leased asset at the end of the lease term or if there is a bargain purchase option;
•    the lease term is 75 per cent or more of the economic life of the leased asset; or
•    the present value of the minimum lease payments is 90 per cent or more of the fair value of the leased asset at the inception of the lease.

IFRS: There are no specific quantitative guidelines to determine whether the risks and rewards of ownership of the leased asset have been transferred. Each asset must be assessed qualitatively to make the determination.
We have determined that there are no instances where an operating lease under CGAAP should be reassessed as a financing lease under IFRS. We believe there will be no impact upon conversion to IFRS.
Leases (IAS 17)
CGAAP: Land and building treated as two separate leases if the land element is significant.

IFRS: Land and building treated as two separate leases if the land element is material to the leased property. Subjective materiality assessment as there is no guidance as to what is material.
We have determined that the value of the land in regards to the value of the leased property was immaterial and thus the leased property will continue to be treated as a single lease under IFRS.

Standards	Comparison between Canadian GAAP [“CGAAP”] and IFRS	Preliminary findings
Revenue (IAS 18)
CGAAP: We recognize revenue depending on the nature of the underlying transaction. Multiple-element arrangements are separated if necessary and related revenue is recognized over the term over which the Company maintains substantive obligations of rendering services or delivery of products.

IFRS: Under IFRS, the entity must separate multiple-element arrangement and account for them separately unless the separate transactions are linked in such a way that the substance of the transaction cannot be understood if separated.
We have determined that revenue recognition policies applied under CGAAP will not change with the transition to IFRS.
Foreign exchange conversion (IAS 21)
CGAAP: Under current requirements an entity determines the functional currency of a foreign operation as an integrated or self-sustaining operation and translates it using the temporal method or the current rate method. In the determination of the functional currency of a foreign operation, none of the factors is predominant on the others.

IFRS: Under IFRS there is no notion of an integrated or self-sustaining entity. An entity must determine its functional currency and the functional currency of all its subsidiaries and joint ventures. There is a hierarchy of the criteria, which are themselves similar as under CGAAP.

We are currently assessing whether or not there is a change in functional currency of our subsidiaries or accounting policy for the conversion of foreign operations and the impact of such change, if any.

Presentation of financial instruments (IAS 32)
CGAAP: Under current requirements, an entity must bifurcate the proceeds from the issuance of a compound financial instrument between the liability component and the equity component. The bifurcation may be done using the residual method (fair value for either component of the instrument) or using a pro rata method to allocate the proceeds.

IFRS: The proceeds of the issuance of a compound financial instrument are allocated to the liability component and equity component as follows: fair value of the liability component allocated to the liability and the residual of the proceeds from the issuance is allocated to the equity component.

Under IFRS a derivative that can be settled by a fixed number of equity for a fixed amount of cash is an equity instrument otherwise it is considered a liability.

Under CGAAP, we have allocated the proceeds of compound financial instruments using the relative fair value method.

This allocation will have to be revised on transitioning to IFRS. We will also look into the possibility to elect an exemption from retrospective application under IFRS 1 for certain past issuances.

Standards	Comparison between Canadian GAAP [“CGAAP”] and IFRS	Preliminary findings
Impairment of assets (IAS 36)
CGAAP: Under current GAAP, fixed assets and depreciable intangibles are assessed for impairment when circumstances suggest that the recoverable value is less than the carrying amount of the asset. The carrying amount of the asset is compared to the undiscounted cash flows from the utilization of the asset.

IFRS: Under IFRS, for the determination of possible impairment, the cash flows are discounted and considered for the smallest cash generating unit for which cash flows are identifiable independently from other cash flows generated from the company. The maximum period for cash flows is 5 years.
We are currently assessing the impact of this standard.
Financial instruments derecognition (IAS 39)
CGAAP: If an exchange of debt is accounted for as an extinguishment, the cost incurred may either be recognized in profit and loss of the period or capitalized to the newly issued debt instrument.

IFRS: Under IFRS the choice of capitalizing the cost to the new debt does not exist.

As the mandatory exemption is only applicable to transactions that occurred before January 1, 2004, we will have to apply the requirement of IAS 39 to our derecognition transactions that occurred since that date, which will result in an increase of our long-term debt and an increase in deficit at the transition date.

We have also made choices concerning certain exemptions from retrospective application of IFRS standards at the time of changeover that are provided by IFRS 1, some of which are set out in the following table. Our current intentions thereon are also indicated.

Optional exemption	Labopharm election
Share-based payment transactions
A first time adopter is encouraged, but not required, to apply IFRS 2 to equity instruments that were granted on or before November 7, 2002. A first time adopter is encouraged, but not required, to apply IFRS 2 to equity instruments that were granted after November 7, 2002 and vested before the later of the date of transition to IFRS and January 1, 2005.

We intend to apply this exemption to the extent possible.

Designation of previously recognized financial instruments
This exemption permits an entity to designate any financial asset that qualifies as available for sale at the date of transition to IFRS. Additionally, at the date of transition to IFRS, the Company is permitted to designate any financial instrument that qualifies as ‘fair value through profit and loss’.

We intend to use this exemption and redesignate certain previously recognized financial instruments, including our marketable securities.

Cumulative translation adjustment
This exemption permits an entity to deem to be zero the cumulative translation adjustment at the date of transition to IFRS of foreign operations with different functional currencies than that of the parent.

We intend to apply this exemption to the extent possible.

Compound financial instruments
This exemption permits a first time adopter not to comply with IAS 32 - Financial instruments: Presentation, which requires recognizing separately at inception the equity component and the liability component of a compound financial instrument. This exemption is only permitted in the case where the liability component of a compound financial instrument is no longer outstanding at the date of transition to IFRS.

We intend to use this exemption to the extent possible.

Progress Towards Completion of Our IFRS Changeover Plan

Summarized hereafter is a description of our progress towards completion of selected key activities of our IFRS changeover plan as of June 30, 2010. At this time, we cannot quantify the impact that the future adoption of IFRS will have on our financial statements and operating performance measures, however, such impact may be material. Additional information will be provided as we move towards the changeover date.

	SELECTED KEY ACTIVITIES	MILESTONES/DEADLINES	PROGRESS TO DATE
Accounting policies and financial statement preparation
Identify relevant differences between IFRS and our accounting policies and practices and design and implement solutions

Evaluate and select one-time and ongoing accounting policy alternatives

Benchmark findings with peer companies

Prepare financial statements and related note disclosures to comply with IFRS

Quantify the effects of changeover to IFRS

Assessment and quantification of the significant effects of the changeover to be completed by approximately the second quarter of 2010

Final selection of accounting policy alternatives by the changeover date

Preliminary identification of IFRS differences completed by the third-party experts and review by management completed

Evaluation and selection of accounting policy alternatives is ongoing

Measurement and quantification of impact of change in accounting policies underway

Expected changes in IFRS being monitored

Information technology and data systems
Identify and address IFRS differences that require changes to financial systems

Evaluate and select methods to address need for dual recordkeeping during 2010 (i.e., IFRS and Canadian GAAP) for comparatives and budget and planning purposes in 2011
		Changes to significant systems and dual record-keeping process to be completed in time for the third quarter of 2010	No IFRS differences with significant system impacts have been identified to date Dual record-keeping solution design is underway
Internal control over financial reporting (ICFR)
Revise existing internal control processes and procedures to address significant changes to existing accounting policies and practices, including the need for dual recordkeeping during 2010

Design and implement internal controls with respect to one-time changeover adjustments and related communications

Changes to be completed by the third quarter of 2010. Conduct management evaluation of new or revised controls throughout 2010

Update the Chief Executive Officer/Chief Financial Officer certification process by the fourth quarter of 2010
Monitoring design of solutions to address IFRS differences to permit concurrent design or revision and implementation of necessary internal controls
Disclosure controls and procedures (DC&P)	For changes to accounting policies and practices identified, assess the DC&P design and effectiveness implications	See ICFR deadlines above	MD&A disclosures have begun and are updated quarterly
Training and communication	Provide training to affected employees of operating units and management Communicate progress of changeover plan to internal and external stakeholders
Timely training provided to align with work under changeover - training to be completed by the fourth quarter of 2010

Communicate effects of changeover for 2011 financial planning process, by the third quarter of 2010

Selected training for resources directly engaged in the changeover and general awareness to broader group of finance employees

Periodic internal and external communications about our progress are ongoing

Third-party experts are assisting in the transition

Business activities
Identify impact of changeover on contractual arrangements, including customer and supplier agreements, financial covenants and employee compensation plans

Make any required changes to arrangements and plans
		Changes to be completed by the third quarter of 2010	No potential impact identified to date

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

We have designed disclosure controls and procedures [“DC&P”] to provide reasonable assurance that material information relating to the Company is made known to the President and Chief Executive Officer and the Senior Vice-President and Chief Financial Officer, particularly during the period in which the interim filings are being prepared, and that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

We have designed internal controls over financial reporting [“ICFR”] to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

There were no changes in our ICFR that occurred during the period beginning on April 1, 2010 and ended June 30, 2010 that have materially affected, or are reasonably likely to materially affect, our ICFR.